FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-193828

October 6, 2016

WESTERN GAS PARTNERS, LP

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	October 6, 2016

Settlement Date (T+7):	October 18, 2016

Maturity Date:	April 1, 2044

Principal Amount:	$200,000,000

Benchmark Treasury:	2.500% due May 15, 2046

Benchmark Price / Yield:	100-29+ / 2.456%

Spread to Benchmark:	T+280 bps

Yield to Worst:	5.256%

Coupon:	5.450%

Public Offering Price:	102.776%

Accrued Interest From October 1, 2016:	$514,722.22

Total Gross Proceeds Excluding Accrued Interest:	$205,552,000

Net Proceeds After Expenses and Excluding Accrued Interest:	$203,602,000

Optional Redemption:	Redeemable at any time before October 1, 2043 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 30 bps, plus accrued and unpaid interest. Redeemable at any time on or after October 1, 2043 in an amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	April l and October 1, with the next payment date being April 1, 2017

CUSIP / ISIN:	958254AD6 / US958254AD64

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. SG Americas Securities, LLC UBS Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Comerica Securities, Inc. DNB Markets, Inc. Scotia Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated October 6, 2016 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.